Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd Reports

The First Six Months of Fiscal Year 2015 Unaudited Financial Results;

Confirms its Previously Announced Fiscal Year 2015 Revenue and Net Income Guidance

Revenues in the First Six Months of FY2015 Up 132.9% to $8.5 Million from the First Six Months of FY2014

Gross Profits in the First Six Months of FY2015 Up 395.7% to $4.4 Million from the First Six Months of FY2014

Basic and Diluted Income Per Share of $1.87 in the First Six Months of FY2015 Up $2.36 from Loss Per Share of $0.49 in the First Six Months of FY2014

Xi’an, China, July 10, 2015 - Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) (“Kingtone”, “we” or the “Company”), a China-based developer and provider of mobile enterprise solutions, today announced the financial results for the six months ended March 31, 2015. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended March 31, 2015:

Revenues increased 132.9% to $8.5 million from $3.6 million for the six months ended March 31, 2014;

Gross profit increased 395.7% to $4.4 million from $0.9 million for the six months ended March 31, 2014;

Gross margin increased to 51.5% from 24.2% for the six months ended March 31, 2014;

Net income increased to $2.6 million from Net loss of $0.7 million for the six months ended March 31, 2014.

Basic and diluted income per share was $1.87 for the six months ended March 31, 2015 compared to basic and diluted loss per share of $0.49 for the six months ended March 31, 2014. Weighted average shares outstanding for the six months ended March 31, 2015 remained unchanged at 1,405,000.

Mr. Peng Zhang, Chief Executive Officer of the Company, stated, “We are very pleased with our performance on business operation, which generated $2.6 million net income in the first six months ended March 31, 2015.” He concluded, " Looking forward, we expect revenue of $12.0 million to $15.0 million, and net income of $0.5 million to $1.0 million for the fiscal year 2015. We are confident in accomplishing our goals at the end of fiscal year 2015.”

Results of Operations - For the Six Months Ended March 31, 2015 Compared to the Six Months Ended March 31, 2014

Net Revenues

The Company’s revenues increased by 132.9% to $8.5 million for the six months ended March 31, 2015, as compared to $3.6 million for the six months ended March 31, 2014.

Revenues from software solutions decreased by 75.4% to $0.04 million in the six months ended March 31, 2015, compared to $0.18 million in the six months ended March 31, 2014. As a percentage of total revenue, software solutions sales decreased from 4.9% to 0.5%. The decrease in our software solutions revenue was mainly due to the fact that the overall software solution market depressed in recent years and the Company is unable to sign contracts for larger value amounts in the six months ended March 31, 2015, compared to the same period last year.

Revenues from wireless system solutions increased by 143.7% to $8.4 million in the six months ended March 31, 2015, compared to $3.5 million in the six months ended March 31, 2014. As a percentage of total revenue, wireless system solution sales increased from 95.1% to 99.5% of our total revenue. The increase in revenue from wireless system solutions was mainly attributable to the revenue of Jingbian integration project which increased to $5.7 million in the six months ended March 31, 2015, compared to $2.4 million in the six months ended March 31, 2014 and Ningxia Bao Ta project which recorded revenue of $1 million compared to $0 million in the six months ended March 31, 2014.

Jingbian integration project:

On September 15, 2012, the Company entered into an agreement with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects and Comprehensive Utilization of Industrial Park in Shaanxi, China ("Jinbian Industrial Park"). Hualu, a state-owned enterprise in China, is dedicated to all round engineering construction services. The services that shall be performed under this contract include installation, debugging and providing initial trainings to staff operating tanks, engineering instruments and telecommunications. Additionally, on September 24, 2014, the Company entered into a supplemental agreement with Hualu for equipment purchasing. The project with Hualu contributed RMB 35 million, or approximately $5.7 million revenue to the Company in the first six months of fiscal 2015. This project had been completed on December 31, 2014.

Ningxia Bao Ta project:

On April 27, 2013, the Company entered into an agreement with Ningxia Baota Dagu Transport & Warehouse Co., Ltd (“Ningxia Bao Ta”) to provide wireless system service to Ningxia Bao Ta’s crude-oil reserve warehouse in Ningdong Energy and Chemical Industry Base of Ningxia, China (Ningdong Base). According to the agreement, the Company shall provide engineering services to Ningxia Bao Ta’s crude-oil reserve warehouse which include installation, debugging and providing initial trainings to staff operating tanks, engineering instruments and telecommunications. The total revenue we expect to be generated from this project is $1.6 million. This project started in April 2014 and is still in process. It contributed RMB 6 million, or approximately $1 million revenue to the Company in the first six months of fiscal 2015.

Cost of Sales

Cost of sales increased by 49.0% to approximately $4.1 million for the six months ended March 31, 2015 from approximately $2.8 million for the six months ended March 31, 2014. The increase in cost of sales was primarily in line with the increase in revenue from wireless system solutions business. As a percentage of our total revenues, cost of sales decreased from 75.8% of our total revenues for the six months ended March 31, 2014 to 48.5% of our total revenues for the six months ended March 31, 2015, which was mainly attributable to the fact that the projects the Company had worked on were with existing clients and therefore made its work more efficient.

Cost of sales for software solutions decreased by 87.0% to approximately $0.02 million for the six months ended March 31, 2015, compared to approximately $0.1 million for the six months ended March 31, 2014. This represented 0.5% and 5.3% of the total cost of sales, and 43.2% and 81.6% of software solutions revenue, for the six months ended March 31, 2015 and 2014, respectively. The decrease in the percentage of cost of sales for software solutions was mainly due to the decrease in revenue and increase in gross margin.

Cost of sales for wireless system solutions increased by 56.6%, from approximately $2.6 million for the six months ended March 31, 2014 to approximately $4.1 million for the six months ended March 31, 2015. This represented 99.5% and 94.7% of the total cost of sales, and 48.5% and 75.5% of wireless system solution revenue, for the six months ended March 31, 2015 and 2014, respectively.

Gross Profit and Gross Margin

In the six months ended March 31, 2015, gross profit increased by 395.7% to $4.4 million from $0.9 million in the six months ended March 31, 2014. Gross margin for the six months ended March 31, 2015 was 51.5%, compared to 24.2% in the six months ended March 31, 2014. This increase of gross profit and gross margin was primarily due to the increase in gross profit and gross margin from Jingbian integration project that was partially recognized in the six months ended March 31, 2015.

Gross profit from software solutions decreased by 24.2% for the six months ended March 31, 2015, from $0.03 million to $0.02 million, and gross margin increased to 56.8% from 18.4% in the six months ended March 31, 2014. Gross profit from wireless system solutions increased by 412.0% for the six months ended March 31, 2015 from $0.8 million to $4.3 million, and gross margin increased to 51.5% from 24.5% in the six months ended March 31, 2014 which was partially attributable to the higher margin of some of the wireless projects.  The increase in gross margins in both business sections above was due to the higher gross margin projects and smaller up-front investments with existing customers comparing to the same period last year.

Operating Expenses

Total operating expenses for the six months ended March 31, 2015 were $3.4 million, compared to $1.6 million for the six months ended March 31, 2014, representing an increase of 107.4%.

Selling expenses decreased by 58.6% to $0.1 million in the six months ended March 31, 2015, compared to $0.24 million for the six months ended March 31, 2014, and represented 1.2% and 6.6% of revenues for the six months ended March 31, 2015 and 2014, respectively. The decrease in sales expenses was a direct result of the Company’s cost-control decision to reduce the related marketing and traveling expenses coping with the depressing software solution market. The demand for software solutions products is lower because most of our clients in this business sector are government sponsored companies. With the macro-policy in China that controls the spending budgets in governmental agencies, less clients in such nature were inclined to buy value-added software solutions.

General and administrative expenses were approximately $3.1 million in the six months ended March 31, 2015, an increase of 133.1% from $1.3 million in the six months ended March 31, 2014, which represented 37.1% and 37.0% of revenues for the six months ended March 31, 2015 and 2014, respectively. The increase in general and administrative expenses was primarily due to the bad debt expenses. The bad debt expenses increased to $1.6 million for the six months ended March 31, 2015 from minus $0.1 million for the same period last year, a result of the Company accrued bad debt expenses for accounts receivable aged over the past three years.

Research and development expenses were approximately $0.17 million in the six months ended March 31, 2015, an increase of 191.5% from $0.06 million in the six months ended March 31, 2014, which represented 2.0% and 1.6% of revenues for the six months ended March 31, 2015 and 2014, respectively. The increase in research and development expense was mainly due to the increased investment in research and development department to better adopt to the marketing competition, together with the increased labor costs.

Income (Loss) from Operations

The Company had operations income of $1.0 million in the six months ended March 31, 2015, compared to loss from operations of $0.8 million in the six months ended March 31, 2014, an increase of $1.7 million, or 225.1%, which primarily due to the significantly higher revenue and gross profit from wireless system solutions business.

Other Income

Other income increased to approximately $1.7 million in the six months ended March 31, 2015 from approximately $0.07 million in the six months ended March 31, 2014. The increase in other income was largely due to the rental income. On October 28, 2013, the Company signed a twenty-year lease agreement with Xi’an Zhongde Orthopedics Hospital Co., Ltd. (“Zhongde”). According the lease agreement, the Company shall lease “Kingtone Center”, an approximately 20,000 square-meter six-story warehouse and industrial facility in Xi’an which was purchased in April 2008, to Zhongde with a monthly rent of approximately $0.1 million from July 1, 2014 till December 31, 2034. The rent has an incremental 2 percent increase year over year during the next following years which caused the difference in other income.

Net income (Loss) and EPS

Net income was $2.6 million in the six months ended March 31, 2015, compared to net loss of $0.7 million in the six months ended March 31, 2014, an increase of $3.3 million, or 480.8%. Basic and diluted income per share was $1.87 in the six months ended March 31, 2015, compared to basic and diluted loss per share of $0.49 for the six months ended March 31, 2014. The number of weighted average common shares outstanding for the six months ended March 31, 2015 remained unchanged at 1,405,000.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of March 31, 2015, the Company had cash and cash equivalents of $1.9 million, compared to $4.2 million as of September 30, 2014, the Company’s last fiscal year end.

As of March 31, 2015, the Company had accounts receivable of $5.6 million, compared to $4.8 million as of September 30, 2014, the Company’s last fiscal year end. The increase of $0.8 million, or 16.5%, is mainly caused by certain revenue from Hualu and other clients recognized during the last six months.

Net cash provided by operating activities for the six months ended March 31, 2015 was approximately $2.1 million, compared to approximately $1.3 million for the six months ended March 31, 2014. For the six months ended March 31, 2015, the Company had a net income of $2.6 million and depreciation and amortization of $0.3 million.

Net cash used in financing activities for the six months ended March 31, 2015 was approximately $4.5 million, compared to approximately $1.9 million for the six months ended March 31, 2014. For the six months ended March 31, 2015, the Company had a $4.4 million loan to Xi'an Xinrong Engineering and Industry (Group) Co., Ltd, which was indirectly owned and controlled by Tao Li, Chairman of the Company, for its normal business operations, as previously disclosed .

Net cash provided by investing activities was approximately $4,000 for the six months ended March 31, 2015, compared to $24,000 used in investing activities for the six months ended March 31, 2014.

Financial Outlook

For the fiscal year ended September 30, 2015, management expects revenues of $12.0 million to $15.0 million and net income of $0.5 million to $1.0 million.

Conference Call

The Company will host a conference call to discuss the financial results for the six months ended March 31, 2015 at 8:00 a.m. EDT on July 10, 2015.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free: 877-407-9205

International: 201-689-8054

Conference ID #:13614012

A replay of the call will be available until 11:59 PM EDT on July 12, 2015.

To access the replay, please dial any of the following numbers:

USA Toll Free: 877-660-6853

International: 201-612-7415

Conference ID #: 13614012

The conference call will be webcast live by Vcall and can be accessed at http://www.investorcalendar.com/IC/CEPage.asp?ID=174146.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, and improves efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit the Company’s website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report for the fiscal year ended September 30, 2014 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
Mr. Wang Fang
Assistant to the Chief Financial Officer
Tel: +86-29-8826-6383
Email: wangfang@kingtoneinfo.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

	As of March 31,	As of September 30,
	2015	2014
	(Unaudited)	(Audited)

ASSETS

Current assets
Cash and cash equivalents	$1,859	$4,166
Accounts and Notes Receivable, net of allowance	5,603	4,810
Unbilled revenue	-	4,975
Due from related companies	6,694	2,216
Inventories, net	136	2,142
Other receivables and prepayments	518	1,084
Total Current Assets	14,810	19,393

Non-current assets
Property, plant and equipment, net	12,655	12,890
Intangible assets, net	594	611
Total Assets	$28,059	$32,894

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,308	$1,867
Advances from customers	400	8,365
Other payables and accruals	176	171
Taxes payable	1,219	1,273
Amounts due to related parties	-	2
Dividend payable	845	840
Total Current Liabilities	4,948	12,518

Stockholders' equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of March 31, 2015 and September 30, 2014, respectively)	14	14
Additional paid in capital	22,233	22,233
Appropriated retained earnings	1,615	1,615
Unappropriated retained earnings	(5,017)	(7,649)
Accumulated other comprehensive income	4,266	4,163
Total Shareholders' Equity	23,111	20,376
Total Liabilities and Shareholders' Equity	$28,059	$32,894

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Express in thousands of U.S. Dollars, except shares and per share data)
(Unaudited)

	For the Six Months Ended March 31,
	2015	2014	2013

Revenues
Software - Third party	$44	$179	$200
Wireless system solution - Third party	8,430	3,459	2,784
Total revenues	8,474	3,638	2,984

Cost of sales
Software - Third party	19	146	253
Wireless system solution - Third party	4,088	2,611	2,290
Total cost of sales	4,107	2,757	2,543

Gross profit	4,367	881	441

Operating expenses
Selling and marketing expenses	99	239	266
General and administrative expenses	3,140	1,347	1,747
Research and development expenses	172	59	251
Total Operating expenses	3,411	1,645	2,264
Income (Loss) from operations	956	(764)	(1,823)

Other income(expense)
Interest income	22	19	48
Other income (expense), net	1,653	54	(33)
Related Party	24	-	-
Third party	1,630	54	-
Total other income, net	1,675	73	15
Income (Loss) before income tax expenses	2,631	(691)	(1,808)
Income tax expenses	-	-	-
Net Income (loss)	2,631	(691)	(1,808)
Other comprehensive income
Foreign currency translation gain (loss)	105	(55)	1,185
Comprehensive income (loss)	$2,736	$(746)	$(623)

Earning (Loss) per ordinary share:
Basic and Diluted	$1.87	$(0.49)	$(1.29)

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)
(Unaudited)

	For the Six Months Ended March 31,
	2015	2014	2013

Cash flows from operating activities
Net income (loss)	$2,631	$(691)	$(1,808)
Depreciation and amortization	321	287	308
Bad debt expense	1,635	(93)	515
Share-based compensation expense	-	-	1
Changes in operating assets and liabilities
Accounts and notes receivable	(2,398)	(294)	(582)
Unbilled revenue	4,986	3,174	219
Other receivables and prepayments	570	1,230	(711)
Inventories	2,011	(140)	(286)
Taxs payable	(61)	(47)	(64)
Accounts payable	429	(548)	140
Advance from customers	(7,984)	(1,597)	3,866
Other payables and accruals	5	4	(68)
Net investment in sales-type leases	-	-	(25)
Net cash provided by operating activities	2,145	1,285	1,505

Cash flows from investing activities
Payment to purchase property and equipments	(23)	(8)	(14)
Proceeds from disposal of office equipment	27	32	-
Proceeds from collection of due from related companies	-	-	124
Net cash provided by investing activities	4	24	110

Cash flows from financing activities
Proceeds from related companies	-	-	69
Payment to related companies	(4,450)	(1,929)	-
Net cash (used in) provided by financing activities	(4,450)	(1,929)	69

Effect of exchange rate changes on cash and cash equivalents	(6)	(11)	12

Net increase (decrease) in cash and cash equivalents	(2,307)	(631)	1,696
Cash and cash equivalents at beginning of year	4,166	6,132	6,439
Cash and cash equivalents at end of year	$1,859	$5,501	$8,135

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-